Skadden, Arps, Slate, Meagher & Flom (UK) llp
40 BANK STREET
CANARY WHARF
LONDON E14 5DS
________

+4420 7519-7000
Fax: +4420 7519-7070
www.skadden.com

        August 20, 2008

VIA EDGAR
Mr. Brad Skinner
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Re:	DRDGOLD Limited Form 20-F for the fiscal year ended June 30, 2007 (File No. 0-28800)

Dear Mr. Skinner:

On behalf of DRDGOLD Limited (the “Company”), I refer to the letter dated August 6, 2008 (the “Comment Letter”) from the Staff relating to the Company’s Form 20-F for the fiscal year ended June 30, 2007, and the telephone conversation I had today with you regarding the Company’s plan for responding to the Comment Letter.  Further to our telephone conversation, this letter confirms that the Company plans to respond to the Staff’s comments by September 5, 2008.

Please contact me at +44 207 519 7183 with any questions.

Sincerely,

/s/ James A. McDonald

James A. McDonald

cc:           DRDGOLD Limited
Craig Barnes
Jacob Hendrik Dissel

   Securities and Exchange Commission
  Bob Carroll